Registration No.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              CAPITAL MACHINE, INC.
                       -----------------------------------
             (Exact name of registrant as specified in its charter)

Delaware           6159                 52298                 13-4151945
----------------   -----------------    -----------------     ---------------
(State or Other    (Primary Standard    (North American       (IRS Employer
Jurisdiction of    Industrial           Industry              Identification
Incorporation or   Classification       Classification        ("EIN") Number)
Organization)      ("SIC") Number)      Number System
                                        ("NAICS") Number)

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                              370 Lexington Avenue
                                   19th Floor
                               New York, NY 10017
                                 (212) 370-1300
               (Address including the ZIP code & telephone number
        including area code, of registrant's principal executive office)

                                   Mark Cohen
                              370 Lexington Avenue
                                   19th Floor
                               New York, NY 10017
                                 (212) 370-1300
               (Address including the ZIP code & telephone number
                    including area code, of agent for service

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                                   Copies To:
                               Paul Goodman, Esq.
                    Ellenoff, Grossman, Schole & Cyruli, LLP
                              370 Lexington Avenue
                               New York, NY 10017
                                 (212) 697-7400

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|.

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------
Title of Each Class                  Proposed         Proposed           Amount of
of Securities to be   Amount to be   Offering Price   Maximum            Registration
Registered            Registered     per Share        Aggregate          Fee
                                                      Offering Price
Common Stock
$0.001 par value

Minimum               100,000        $0.50            $50,000.00         $250.00
Maximum               2,000,00       $0.50            $1,000,000.00      $500.00
=====================================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

       Disclosure of Alternative Used: Alternative 1 |_| Alternative 2 |X|

                   Preliminary Prospectus Dated April 30, 2001

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              CAPITAL MACHINE, INC.
                          (A Development Stage Company)
           370 Lexington Avenue, 19th Floor, New York, New York 10017
                                  (212)370-1300

            Maximum of 2,000,000 Shares ($1,000,000) of Common Stock, and a Minimum of 100,000 Shares ($50,000) of Common Stock
   Selling Shareholders may also be selling up to 800,000 Additional Shares.

      Capital Machine, Inc., a Delaware corporation (the "Company"), is making this offering of 2,000,000 shares of common stock (the "Shares") on a best-efforts, self-underwritten, minimum-maximum basis (the "Offering"). The Company is engaged in the business of providing a lending (funding) source for companies in the software, new media, Web and e-commerce industries.

Terms of the Initial Public Offering

      Unless earlier terminated, the Initial Offering Period will be up to two
(2) months from the date hereof unless, in the sole discretion of the Company, it is extended for periods up to a total of seven (7) additional months. The selling stockholders that the Company identifies in this Prospectus are offering an additional 800,000 Shares. The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. (See "Plan of Distribution," "Risk Factors" and "Selling Shareholders.")

      During the Initial Offering Period (see "Prospectus Summary -- The Offering - -- Offering Period(s) " and "Plan of Distribution", Shares will be offered at $0.50 per Share (the "Selling Price"). Because Shares are being sold by the Company's officers, Mark Cohen and Jonathan Hamel, on a self-underwritten basis (without the use of broker-dealers), there is no selling commission. (See "Notes to the Cover Page"). During the

Continuous Offering Period, the period subsequent to the Initial Offering Period, Shares will continue to be sold at $0.50 per Share until a market develops for the Shares. (The Company intends to qualify its Shares for quotation on the NASDAQ Bulletin Board concurrently with the date of this Prospectus). At such time as a market develops, Shares will be sold by the Company at the average of the then-prevailing bid and asked prices on the date the subscription is received. If a minimum of $50,000 of Shares is not sold during the Initial Offering Period (as it may be extended), investor funds held in escrow will be promptly returned with all pro rata interest earned thereon. The minimum purchase is $500 for both the Initial and Continuous Offering Periods.

Additional Shares Being Offered

      Some of our shareholders are offering an additional 800,000 shares. We will not, however, receive proceeds from the sale of shares by shareholders of the Company.

IMPORTANT INFORMATION

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER BY ANY PERSON WITHIN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL.

YOU SHOULD NOT THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. CAREFULL CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                Price to Public
                During Initial
                Offering                 Selling                     Proceeds to
                Period (1)(2)(3)         Commission (2)(3)           Company (3)
--------------------------------------------------------------------------------
Per Share       $0.50                    $0.00                       $0.50
Total Minimum   $50,000                  $0.00                       $50,000
Total Maximum   $1,000,000               $0.00                       $1,000,000

(See notes following)

(1)   During this Offering Period, there is a $500 minimum.

(2) The Shares are being self-underwritten by the Company's principals. There is no selling commission.

(3) These amounts are before deducting offering expenses (estimated at $16,700 and $42,200, for the Minimum or Maximum Offering, respectively).

      Until June ___, 2001 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein or therein by reference, the date of filing with the Securities and Exchange Commission.

                  The date of this Prospectus is April 30, 2001

                   [Balance of Page Left Intentionally Blank.]

                                TABLE OF CONTENTS

Descriptive Title                                                           Page

PROSPECTUS SUMMARY ......................................................    1
SUMMARY FINANCIAL DATA ..................................................    2
PRO FORMA FINANCIAL INFORMATION .........................................    3
INTRODUCTORY STATEMENT: WHO SHOULD INVEST ...............................    3
RISK FACTORS ............................................................    3
RELATED PARTY TRANSACTIONS ..............................................    8
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT ....................   10
SELLING SHAREHOLDERS ....................................................   11
APPLICATION OF PROCEEDS .................................................   12
DILUTION ................................................................   13
THE COMPANY .............................................................   14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS .........................................   24
ABSENCE OF PUBLIC MARKET  ...............................................   25
DESCRIPTION OF STOCK ....................................................   25
LEGAL MATTERS ...........................................................   28
EXPERTS .................................................................   29
AVAILABLE INFORMATION ...................................................   29
APPENDIX I (FINANCIAL STATEMENTS) .......................................  F-1
EXHIBIT A -- SUBSCRIPTION AGREEMENT AND POWER OF
      ATTORNEY ..........................................................  A-1

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. All references in this Prospectus to Shares are as of April 30, 2001, unless otherwise specified. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                   The Company

      Capital Machine, Inc., (a development stage company), incorporated on July 26, 2000 in Delaware, will be engaged in the business of providing a lending (funding) source for the companies involved in the Internet, Web, e-commerce and software industries.

The Offering

Securities Offered          Maximum amount of shares offered 2,000,000 shares
by the Company              ($1,000,000) at $0.50 per share (the "Maximum
                            Offering")

                            Minimum amount of shares offering 100,000 Shares ($50,000) at $0.50 per Share (the "Minimum Offering")

Offering Initial: We will begin to sell shares on the date listed on Period(s) on the cover of this Prospectus. During this Initial Offering Period, we may continue to offer shares for up to 9 months. This Initial Offering Period will close once the minimum $50,000 in shares is sold and we close the escrow account. If the minimum $50,000 in shares is not sold, we will return all proceeds to the investors without interest.

                            Continuous: If we do not sell the maximum $1,000,000 in shares during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued. During this continuous offering period, we will sell subscriptions for shares at $0.50 per share until a market develops for the shares. We will then sell the shares at the prevailing market rate.

Proceeds Held               There is no assurance that interest will be earned
                            on the funds in the escrow account. If interest is earned, it will be returned to investors only if the $50,000 minimum in shares is not sold.

                            Proceeds from these sales will not be paid to the company until the $50,000 minimum in sales is achieved. Investors are reminded that, given the 9-month duration of the Initial Offering Period, investments may be held in escrow until the end of the Initial Offering Period.

Minimum                     The minimum purchase is $500.
Subscription

Risks and                   This investment involves substantial risks due in
Conflicts of                part to the costs which we will incur and the highly
Interest                    speculative nature of the Web and Internet industry.
                            Risks inherent in investing in the company are discussed under "Risk Factors."

Plan of Distribution        The shares are being offered directly by the
                            officers of the Company, Mark Cohen and Jonathan
                            Hamel.

Application of Proceeds     The proceeds of the offering are expected to be used
                            for working capital and marketing expenses including the development of a Web site promoting our services.

                             SUMMARY FINANCIAL DATA

      The Summary Financial Information, all of which has been derived from audited financial statements included elsewhere in this Prospectus, reflects the operations of the Company for its limited operating history as of and for the period from inception to April 30 , 2001. This information should be read in conjunction with the financial statements contained in this Prospectus."

      o   Current assets                                                 $2,500
      o   Noncurrent assets                                                   0
      o   Current liabilities                                                 0
      o   Gross Revenues                                                      0
      o   Gross Profit                                                        0
      o   Loss from continuing operations                               ($1,500)
      o   Net loss                                                      ($1,500)

                         PRO FORMA FINANCIAL INFORMATION

      Pro forma financial information has not been presented since no significant business combination has occurred or is probable and, even where possible or remote, there have been no significant historical operations. Furthermore, there has been minimal historical activity. Consequently, pro forma information would serve no useful purpose. (See, Appendix I). In addition, summary financial data is provided in "Selected Financial Data."

                             INTRODUCTORY STATEMENT:
                                WHO SHOULD INVEST

      PURCHASE OF THE SHARES OFFERED HEREBY SHOULD BE MADE ONLY BY THOSE PERSONS WHO CAN AFFORD TO BEAR THE RISK OF A TOTAL LOSS OF THEIR INVESTMENT. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART.

      Each subscriber will be required to make certain representations as to his/her net worth and income. (See "Investment Requirements" and the Subscription Agreement and Power of Attorney attached as Exhibit A). The Company believes that prospective investors should consider the Shares as a long-term investment. While the Company is a reporting company and intends to seek listing on the NASDAQ Over the Counter Bulletin Board ("OTCBB"), there is currently no public market for the Company's Shares (and none is likely to develop for approximately 2 to 4 months after the date of this Prospectus). (See "Publicly Reporting Company; No Current Public Market for the Company's Shares").

      In addition, offerees should not purchase Shares with the expectation of sheltering income.

                                  RISK FACTORS

      Before making an investment, you should consider carefully the following risk factors.

      We are a new company in its development stage. Our main efforts thus far have been geared toward developing our business plan and raising funds in order to continue to grow and do business. You should, therefore, be aware of the difficulties normally encountered by a new, developing company. At present, most of these conditions presented below are beyond our control or at least cannot be predicted at this time. The likelihood that we will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which we will operate.

1. Additional Funding Essential to Business Success Unlikely Because of Lack of Net Worth. As of April 30, 2001, our total assets consisted of cash of $2,500. In addition, the Company's working capital is presently minimal and there can be no assurance that our financial condition will improve. Our success is dependent upon financing from this Offering and our obtaining additional financing in the form of debt or in the form of lines of credit from leasing companies. There is no assurance that we will be able to obtain additional liens or equity financing from any source.

2. No Client Base and Limited Funds to Attract Clients. While we intend to engage in business of lending money to Internet, Web, new media, e-commerce and software companies, we currently have no clients and there can be no assurance that we will be successful in obtaining clients by marketing in the New York City and Boston areas, as planned. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale.

3. Proceeds from Sale of Shares May be Inadequate to Continue Business Operations. If we receive significantly less than the $1,000,000 maximum, we may not have the funds to continue with our operations. Without an infusion of capital or profits, we do not expect to continue doing business after 6 to 9 months from the date of this prospectus.

4. Self-underwritten Offering Made by Principals Who Have No Relevant Prior Experience. Because there is no firm commitment for the purchase of shares, there can be no assurance that we will sell the intended $1,000,000 worth of shares. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly no commitment exists by anyone to purchase any shares and, consequently, we can give no assurance that any of the shares will be sold. In fact, the risk is greater in this case since Messers. Cohen and Hamel have not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

5. Operational Costs May Have Been Incorrectly Estimate: There May Be Unforeseen Costs. There can be no assurance that we have correctly estimated the costs for establishing a client base or for obtaining a substantial volume of financing transactions with target customers. Therefore, we may expend significantly more funds than anticipated without expanding the business.

6. Shares Are Entitled to Dividends But There Are No Current Plans to Pay Dividends. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. It is not, however, currently within our plans to pay dividends, either now or for the foreseeable future. We may be restricted from paying dividends to our shareholders under future credit or other financing agreements. The amount and frequency of dividends distributed to shareholders is solely within the management's discretion. At present, we will retain any earnings for the operation and expansion of the business. Moreover, no assurance can be given that our services and products will be accepted in the marketplace or that there will be sufficient revenue generated for us to be profitable.

7. Competition May Be Too Strong for Business to Obtain Enough Clients. The market for providing financing of all forms to Internet, Web, e-commerce and software companies is highly competitive. Our competitors include venture capital firms, angel investors, equipment leasing companies, equipment manufacturers which offer leasing programs, regional and national banks and providers of Small Business Administration loans, many of which are larger and have greater financial and marketing resources than we do. We may not be able to successful compete with such competitive institutions in providing financing to desirable borrowers.

8. Working Capital May Be Insufficient to Promote Growth. We expect to expand through internal growth and through acquisitions. We also plan to expand our business from its current location and by entry into other markets. There can be no assurance that we will be able to create or maintain a market presence. Our ability to grow will depend on the availability of working capital to support such growth existing and emerging competition and our ability to maintain sufficient profit margins in the face of an increasingly competitive industry. We must also successfully manage costs, adapt our systems to accommodate growth and recruit and train qualified personnel.

9. Complete Reliance on Two Key Personnel. Our business is dependent upon two individuals: Mark Cohen and Jonathan Hamel, our sole directors and executive officers. At present, it is estimated that the time devoted by each individual to manage the day-to-day affairs of the business will be approximately five to ten hours per week. This time commitment is expected to increase at such time as we obtain sufficient funding with which to begin the search for and evaluate qualified borrowers. Similarly, future members of management may have professional responsibilities to other entities. The departure or disabling of either of these individuals could have a material adverse effect on our performance.

      Our success also depends on our ability to attract, retain and motivate qualified personnel.

10. Conflicts of Interest. Conflicts of interest may arise in the future if our executive officers and directors are involved in the management of any company which transacts business or competes directly with us. Messers. Cohen and Hamel, who are our officers and directors will divide their time and effort between this company and their other business obligations.

11. Broad Discretion of Management with Regard to Application of Proceeds Could Have an Adverse Effect on Company Growth. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse affect on the profitability of the company.

12. Financing Future Activities Could Lead to Long Term Debt. Our future accumulation of debt could have a positive or an adverse impact on the shareholders. While we currently have no long-term debt, we anticipate using the proceeds of this offering to finance our future activities. We may issue debt securities from time to time, subject to compliance with applicable securities law and possible future credit or other financing agreements. In addition, we may borrow funds in order to make loans to clients.

13. Loans to Be Secured Against Intangible Assets. We intend to secure the loans we make to Internet, Web, e-commerce and software companies by obtaining security interests against intangible assets such as copyrights, trademarks, Internet domain names, royalty rights and other intangible and intellectual property assets which may be difficult to properly value and difficult to resell in the event that we need to foreclose against such assets. There is no assurance that such intangible and intellectual property assets will provide adequate security for the repayment of loans made by the Company.

14. Governmental Regulations Could Hinder Our Ability to Make a Profit. Federal, state and local regulation and supervision may require us to limit interest rates, fees and other charges related to finance contracts. If this occurs, our financial condition, results of operations or cash flows may be adversely affected.

15. High Interest Rates Will Hinder Our Ability to Make a Profit. The revenues we generate will be derived from the interest we charge on loans made. Since we may borrow money from third parties secured by our loan agreements, we will make a profit from paying a low interest rate on the money we borrow while charging a higher interest rate on the loans we make. While the loans we make will generally bear interest at fixed rates, our indebtedness will generally bear interest at floating rates. In the event our interest expense increases, we would seek to compensate for these increases by raising the interest rates on new loans we make. To the extent we are unable to do so because of legal limitations or otherwise, the net margins on our finance contracts would decrease, thereby adversely affecting our financial condition.

16. Business Cycle Variations Will Hinder the Number of Clients Available and the Internet Industry is in a Current Downtown. We expect to experience a correlation between our financial condition and results of operations and general economic cycles. Since the Internet, Web, e-commerce and software industries are all relatively new, sufficient data does not exist to evaluate who the performance of this industries will be affected by general economic business cycles. In addition, the success of such industries will be dependent upon the overall growth of the Internet as a medium for sales and commerce. The Internet industry is currently in such a downturn which has negatively effected both the number of potential clients and the creditworthiness of potential clients. There can be no assurance that these industries will not experience protracted periods of decline in sales in the future. Any protracted declines will have an adverse negative impact on our financial condition and results of operations.

17. Monetary Reserve for Non-Payables May Reduce Working Capital. We expect to receive payments on the loans we make on a timely basis. However, the nature of the high tech lending market will require that the we plan for a monetary reserve to be held in the event payments are not received on a timely basis. In the event that this reserve increases substantially, our working capital will be negatively impacted directly impairing operations.

18. Absence of Public Market for Shares Will Adversely Affect the Market Price and Liquidity of the Shares. There is no public market for the shares and no assurance that one will develop. No assurance can be given that if a market for these shares develops, it will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this Offering, you may not be able to resell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of Shares only as a long-term investment.

19. Arbitrary Offering Price Is in Excess of the Net Tangible Book Value; Dilution. The common stock's price per share in this Offering has been arbitrarily determined by our Board of Directors and bears no relationship to our assets, book value or net worth. Our offering price per share is substantially in excess of the net tangible book value as a "start-up" company. This offering will result in immediate and substantial dilution of the net tangible book value per common share. If you purchase shares offered by this Offering, you will experience immediate dilution based on the difference between the subscription price and the net tangible book value per common share. During at least the initial offering period, you will pay $0.50 per share which, upon completion of this offering, will have a net tangible book value of approximately $0.025 if the $50,000 minimum offering is achieved and $0.249 if the $1,000,000 maximum offering is achieved.

20. Shares Will be Listed as "Penny Stock" if a Primary and Secondary Market Develops for the Shares. In the event a market develops in for our shares and a secondary trading market also develops, the common stock is expected to come within the meaning of the term "penny stock" because the shares are issued by a small company, are priced under five dollars and are not traded on NASDAQ or on a national stock exchange. For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.

                           RELATED-PARTY TRANSACTIONS

      The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Principals

                            Date      No. of
Owner                       Issued    Shares                    Notes
-----                       -------   -------        ---------------------------
Mark Cohen,                 7/27/00   500,000        Purchased from the Company.
President and Treasurer                              Owns approx. 25% of
                                                     outstanding common stock.

Jonathan Hamel,             7/27/00   500,000        Purchased from the Company.
Vice President, Secretary                            Owns approx. 25% of
                                                     outstanding common stock.

Paul Goodman                7/27/00   25,000         Purchased from the Company.

      We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan. Although we have a very large amount of authorized but unissued common and preferred stock, we intend to reserve this stock to implement continued expansion of the business.

1. Members of Management May Not Be Required to Devote Full-time to the Business Activities of the Company. Mark Cohen and Jonathan Hamel will not currently devote full time to the activities of the Company. Similarly, future members of management may have professional responsibilities to entities other than the Company. Those external activities may be pursued within the discretion of each individual member of management. However, as described in "Fiduciary Responsibility of the Company's Management" below, those activities are subject to fiduciary standards even if full-time is not devoted to the Company.

2. Dividends Would Reduce Funds Available for Expanding Operations. The amount and frequency of dividends declared and/or distributed to Shareholders is solely within our discretion. Since certain fees to management and/or related parties are, directly or indirectly, related to assets of the Company and we seeks to invest those funds to the maximum extent feasible, management would suffer an economic disadvantage if we reduced its assets through such distributions to Shareholders. Consequently, we do not expect to declare dividends for the foreseeable future.

3. No Independent Review. Investors should note that the Company and its management are represented by the same counsel. Therefore, to the extent the Company and this Offering would benefit by an independent review, such benefit will not be available in this case.

4. Possible Related Party Transactions. The Company may in the future enter into transactions with affiliates. (See disclaimer following).

      The Company believes that any past transactions with its affiliates have been at prices and on terms no less favorable to the Company than transactions with independent third parties. The Company may enter into transactions with its affiliates in the future. However, the Company intends to continue to enter into such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties. In that context, the Company will require any director or officer who has a pecuniary interest in a matter being considered to recuse themselves from any negotiations. The Company's Articles of Incorporation provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to the Company. Any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm's-length terms. In addition, a majority of the Board is (and must continue to be) neither an officer nor have a pecuniary interest (other than as a Shareholder or Director) in any transactions with the Company, in turn, commencing immediately, a majority of the independent Board of Directors members (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all matters involving interested parties.

              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

      Counsel has advised the Company's management it has a fiduciary responsibility for the safekeeping and use of all assets of the Company. (See "Related Party Transactions" and "Risk Factors -- Conflicts of Interest"). Management is accountable to each Shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, whether under SEC and/or general fiduciary principles, management cannot commingle property of the Company with the property of any other person, including that of management).

      Cases have been decided under the common or statutory law of corporations in certain jurisdictions to the effect that a Shareholder may institute legal action on behalf of himself and all other similarly situated Shareholders (a class action) to recover damages from management for violations of fiduciary duties, or on behalf of a corporation (a corporation derivative action), to recover damages from a third party where management has failed or refused to institute proceedings to recover such damages. On the basis of federal and/or state statutes, including most critically the Delaware General Corporation Law, and rules and decisions by pertinent federal and/or state courts, accordingly,
(a) Shareholders in a corporation have the right, subject to the provisions of the Federal Rules of Civil Procedure and jurisdictional requirements, to bring class actions in federal court to enforce their rights under federal securities laws; and (b) Shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover such losses from a corporation's management where the losses result from a violation by the management of SEC Rule 10b-5, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It should be noted, however, that in endeavoring to recover damages in such actions, it would be generally difficult to establish as a basis for liability that the Company's management has not met such standard. This is due to the broad discretion given the directors and officers of a corporation to act in its best interest.

      The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that the Company's management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.

                     BUSINESS WITH AFFILIATES OF THE COMPANY

      We have only done business with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

      We do not intend to use the proceeds from this offering to make payments to any promoters, management (except as salaries, benefits and out of pocket expenses) or any of their affiliates. We have no present intention of acquiring any assets by any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership interest. Existing conflict of interest provisions are set forth in the Articles of Incorporation for the Company. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management this information will be disclosed to the shareholders.

      There are no arrangements or agreements between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.

                              SELLING SHAREHOLDERS

      The shareholders listed below are offering a total of 800,000 shares in addition to the 2,000,000 shares being sold by the company. The selling shareholders (not the Company) will receive the proceeds from the sale of their individual shares.

      The only selling shareholders who have held a position, office, or had any other material relationship with the company during the previous three years are Mark Cohen, Jonathan Hamel and Paul Goodman.

      Unless otherwise indicated in the footnotes to the table, (1) the following individuals have sole voting and sole investment control with respect to the shares they beneficially own and (2) the address of each beneficial owner listed below is c/o Capital Machine, Inc., 370 Lexington Avenue, 19th Floor, New York, NY 10017

                                         Amount of             Percent of
Name and Address of Owner            Shares Being Sold            Class
--------------------------------------------------------------------------------
Mark Cohen                                200,000                  9.8%
Jonathan Hamel                            200,000                  9.8%
Stuart Davis                              200,000                  9.8%
Richard David                             200,000                  9.8%
                                          -------                 ----
                            Total         800,000                 39.5%

                             APPLICATION OF PROCEEDS

      The total cost of the minimum offering is estimated to be $17,000 and $42,000 if the maximum is sold consisting primarily legal, accounting and blue sky fees.

      The following table sets forth how the Company anticipates using the proceeds from this Offering, reflecting the minimum and maximum subscription amounts.

                                                   $50,000        $1,000,000
                                                   Minimum          Maximum
                                                   -------        ----------

Legal, Accounting and Printing Expenses             $9,500           $35,000
Other offering Expenses                              7,200             7,200
Net Proceeds to Company                             33,300           957,800
                                                   -------        ----------
                                          Total    $50,000        $1,000,000

      These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to also develop company operations, personnel and projects. None of the estimates or include income from revenue. We anticipate receiving income from our day-to-day operations, but there can be no assurance that this income will be enough to generate a positive cash flow before the sales from this offering are expended.

                            $50,000                  $475,000                $1,000,000
                            -------                  --------                ----------
                      Dollar      Percentage   Dollar       Percentage   Dollar      Percentage
                      Amount                   Amount                    Amount
                      -------------------------------------------------------------------------
Offering
Expenses              $16,700     34.95%       42,200       $6.35%       42,200      3.49%

Financing             0           55.05%       250,000      89.10%       450,000     92.01%
and Funding

Working               33,700      10.00%       157,800      4.50%        507,800     4.50%
Capital

Gross                 50,000      100%         475,000      100%         1,000,000   100%
Proceeds

Less                  16,700                   42,200                    42,200
Offering
Expenses

Net                   $33,700                  $432,800                  $957,800
Proceeds
                      =========================================================================

      We reserve the right to change the application of proceeds on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

                                    DILUTION

      The following table shows the percentage of equity the investors in this Offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by the present shareholders of the Company.

Dilution for $50,000 Offering

Initial public offering price per Share                      $0.50    (100.0%)
        Net tangible book value per Share before offering    $0.001     (0.2%)
        Increase per Share attributable to new Shareholders  $0.024     (4.8%)
Pro forma net tangible book value per Share after offering   $0.025     (5%)
Total dilution per Share to new Shareholders                 $0.475     (5%)

                                                                        Average
                        Shares Purchased    Total Consideration          Price

                    Number       Percent    Amount        Percent      Per Share
                    ------------------------------------------------------------
Existing Shares     2,025,000     95.30     $ 6,050        10.79       0.0029
New Shares            100,000      4.70     $50,000        89.21       0.50

                    ---------    ------     -------       ------       ------
                    2,125,000    100.00     $56,050       100.00       0.0263

Dilution for $1,000,000 Offering

Initial public offering price per Share                      $0.50      (100.0%)
        Net tangible book value per Share before offering    $0.001       (0.2%)
        Increase per Share attributable to new Shareholders  $0.248      (49.6%)
Pro forma net tangible book value per Share after offering   $0.249      (49.8%)
Total dilution per Share to new Shareholders                 $0.251      (50.2%)

                                                                       Average
                       Shares Purchased      Total Consideration        Price

                    Number         Percent  Amount        Percent      Per Share

Existing Shares     2,025,000       50.31   $    6,050      0.60        0.0029
New Shares          2,000,000       49.69   $1,000,000     99.40           .50
                    ---------      ------   ----------    ------       -------
                    4,025,000      100.00   $1,006,050    100.00       $0.2499

                                   THE COMPANY

Introduction

      Capital Machine, Inc. was organized under the laws of Delaware on July 26, 2000. The purpose of the business is to provide various financing debt financing to Internet, Web, new media, e-commerce and software companies in the form of equipment leasing, loans for business expansions and inventory financing for the purchase of goods to be sold through e-commerce Web sites. We plan to focus our business initially to companies located in the New York and Boston metropolitan areas. We intend to, eventually, be able to provide a full spectrum of financing services for our clients.

Business Objective

      Our objective is to provide an alternative to both venture capital and traditional banks to start-up and mid-stage Internet, Web, e-commerce and software companies seeking financing. We will offer (1) "venture lending" in which we offer loans to start-up companies which are convertible, at our option, in whole or in part, into common stock of the Borrower (2) equipment leasing and
(3) loans to e-commerce companies which need to finance the inventory necessary to resell over the Web to consumers and businesses. In addition to above-market interest rates, we will seek to obtain, as part of our compensation, warrants to purchase stock in the borrower.

      The market for our financial products is comprised of thousands of companies in these industries in need of financing for start-up, expansion purposes or to finance equipment and inventory purchases, many of which need a level of financing smaller than traditional venture capitalists will consider or would not be attractive to venture capital investors or traditional inventory-based lenders.

      We expect the number of potential borrowers to increase dramatically over the next few years. According to Jupiter Communications, Inc.'s October 7, 1999 SEC filing, the Internet has emerged as a global medium allowing millions of people from all over the world to not only communicate with each other but also to get most any information they desire and, more critically, transact business electronically. Jupiter Communications adds further that as the use of the Internet grows as a business to business medium, businesses will develop products and services to satisfy this new method of doing business.

      Jupiter Communications goes on to say that the unique interactive and user friendly nature of the Internet has led to its fast growth as a method by which to buy and sell goods and services. Internet companies can be fast, efficient and inexpensive. Companies that have traditionally delivered goods and services from land-based brick and mortar locations have embraced the Internet as it has afforded them the ability to:

      o Reach broad, world wide audiences overcoming the limitations inherenin brick and mortar operations
      o     Attract and penetrate new revenue streams
      o Marketing efficiencies and economies are realized as they can be directed to specific demographic groups

      A recent report by the University of Texas' Center for Research In Electronic Commerce estimated that the Internet economy generated approximately $300 billion in US revenue and was responsible for 1.2 million jobs in 1998. A recent study by the Organization for Economic Cooperation and Development predicted that worldwide Internet commerce will grow to $1 trillion by 2005. It is our belief that Internet retail purchases will grow by similar amounts.

      According to Forrester Research and Cowles/Simba, online transactions in 1997 totaled $9 billion. According to these same surveys, 1997 business to business transactions totaled $7.5 billion. Piper Jaffray estimates that by the year 2001 Internet based business to business transactions will total $201.6 billion a year. Forrester Research estimates that by 2002 online business to business transactions will total $327 billion.

      The United States Department of Commerce in a report dated March 2, 2000 stated its first official estimate of retail e-commerce, reporting that retail sales online reached $5.3 billion during the fourth quarter of 1999 constituting 0.64% of total retail sales for the quarter, which were $821.2 billion. Overall, Associates First Capital Corporation says that it is this trend of purchasing patterns that the Internet is fostering and we are strategically positioned to capitalize on. The growth in business to business e-commerce has grown to $110 trillion in 1999. Projections estimate business to business e-commerce will grow to $250 trillion in the year 2000, $500 trillion in 2001, $840 trillion in 2002 and $1,330 trillion in 2003. Similarly, business to consumer e-commerce business totaled $20 trillion in 1999. It is estimated business to consumer growth will be to $30 trillion in 2000, $50 trillion in 20001, $80 trillion in 2002, and $110 trillion in 2003. This translates into a compound growth rate of 113% per year.

Our Solution

      The Company intends to become a "one-stop" source for debt financing for start-up and mid-stage companies in the Internet, Web, e-commerce, new media and software industries. By building a long-term relationship with companies in these industries, we seek to offer a variety of secured financing products which are designed to meet the various financing needs of such companies. We seek to identify and provide financing products to companies in their early stages of development and rely upon those relationships to produce additional business with our established customer basis. We will initially offer three different debt financing products. First, we will offer equipment leasing programs for the leasing of computer, photocopy, networking equipment such as routers, telecommunications and other equipment needed to run a business. We expect to offer this lease financing in connection with established leasing companies who do not have a direct sale effort in to the industries we are targeting. Through working with established leasing companies, we will avoid having to utilize our own funds in providing equipment lease. Second, we will offer e-commerce companies financing for the purchase of inventory for resale over their Web site. This financing will be provided in the form of loans secured against the inventory being purchased. We will either utilize our own funds in connection with this financing or partner with other financing companies to provide the funding. As part of part of our compensation for providing such inventory financing we will seek to obtain warrants to purchase stock in the borrowers. Third, we will offer "venture lending" in which we offer loans to start-up companies which are convertible, at our option into common stock. As security for such loans, we will obtain security interests in such companies' intellectual property such as copyrights in software, future royalty streams, patent rights, rights to domain names and trademarks or other intangible or intellectual property rights. We will either utilize our own funds in connection with this financing or partner with other financing companies to provide the funding.

      Our services will be initially offered to target companies in New York City and Boston and then expanded to selected areas nationwide. To achieve this objective, we need to design and provide a comprehensive package of financing programs.

The Initial Phase of Operations

      This phase will consist of development of business opportunities by marketing our services to companies in New York and Boston. After funding, this phase is expected to take about six months. During this period of time, we will also seek sources of debt financing from third parties, including lines of credit, which we will use to provide inventory financing and equipment leasing to clients. In most cases, it is expected that the financing services we provide during this period will be limited to inventory financing and equipment leasing rather than "venture" loans.

Intermediate Phase of Operations

      During the intermediate stage of operations we will continue to expand our core business of inventory financing and equipment leasing to clients by continuing our marketing efforts and opening a satellite office in Boston. During this phase we will also seek to commence "venture" lending using funds raised during this Offering, third party lending sources and additional capital which we will seek to raise for this purpose. It is also our intention to increase advertising and promotional costs and add personnel to oversee these additional operations. In addition, in order to be competitive, we believe we must implement an employee benefit program.

      Our primary revenues during this stage will come from our ability to make profitable loans in which the interest rates we collect are greater than our costs for such funds and from commissions we will earn in connection with equipment leasing contracts that we place with third party equipment leasing companies. During this stage, we may also realize revenue from the exercise of warrants we receive from borrowers in connection with loans that we issue. However, it will not be possible to predict if and when any such warrants will be exercisable in a way that will generate any revenue for the Company.

      Our secondary revenue source will come from consulting fees we charge clients in connection with helping clients refine their business plans and their financial plans.

Expenditures

      Our primary direct costs will be as follows:

      o     Salaries to Mr. Cohen and Hamel (payroll cost, actual or deferred)
      o     Marketing and sales related costs
      o     Employment related taxes
      o     Health benefits.

Business Activity to Date

      We have conducted no business operations except organizational and fund-raising activities since inception. We have had no employees.

Facilities

      We currently own no property. We maintain our present office, rent free, at facilities provided by our attorneys. We anticipate continued use of this office on a rent-free basis until the closing of this Offering. This arrangement will meet our needs while we are in the development stage. Assuming we obtain the necessary additional financing, we believe we would be able to locate adequate commercial facilities at reasonable rental rates in Manhattan suitable for our future needs.

Plans for Acquiring Existing Businesses

      In the event that we are successful in securing additional financing for long term expansion, we plan to seek out acquisitions of businesses which we believe will complement our overall strategy inside and outside the New York and Boston metropolitan areas. We eventually intend to establish a business presence in all regions within the United States which have an active software, internet, e-commerce, new media and Web industry, including the Los Angeles, San Francisco, Portland (Oregon), Seattle, Chicago, and Raleigh (North Carolina) areas.

      o     Acquisitions

      Management expects to increase our market penetration through internal expansion and thereafter through selected acquisitions. These acquisitions could include small leasing companies and lenders who currently do not lend to this market segment. However, such expansion presents certain challenges and risks. There is no assurance that the Company, even if it is successful in establishing a presence in its targeted markets, will be able to profitably penetrate these markets. Being subject to reporting requirements reduces the pool of potential acquisitions or merger candidates since these transactions require that certified financials be provided for the acquiring, acquired or merging candidate within a specified period of time. Thus, we intend to expand through internal operations through the short and medium term. When we do seek acquisitions or mergers, we will limit the search to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

      o     Reverse Merger as a Means of Expansion

      In order to aid our ability to expand, we may seek a reverse merger with a larger company. While we have no present intention to seek such a merger, if an appropriate vehicle were to become known, the Board of Directors would consider such a merger.

Risks Associated with Expansion

      The potential investor should be aware that we may incur large liabilities which would increase as our geographic coverage expands.

Marketing Plans

      We intend to employ a three-pronged marketing approach. This approach consists of direct sales, advertising and forging strategic alliances. This multi-channel approach should allow us to more quickly develop regional awareness and ultimately become a market leader in "venture" lending.

      o     Direct Sales

      Our initial marketing efforts will be in the area of direct sales to potential borrowers. We expect to employ qualified sales personnel to market to and establish new customers. By employing our own sales personnel, we will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based on the client's contracting our programs. Management is currently unable to forecast the acceptance of our "venture" lending programs or the expenses of doing business in this manner; however, we intend to market our programs competitively in our identified target markets.

      o     Strategic Alliances

      We intend to form strategic alliances other finance institutions and venture capital firms, to provide us with cost-effective leads to potential borrowers. Even though companies backed by venture capital will not be seeking our "venture" lending programs, many such companies may be seeking financing for inventory. Since we may be unable to negotiate warrant rights as part of our inventory lending, such lending may not be as profitable in the long run as "venture" lending. However, we believe that inventory financing will provide greater security for repayment of loans in the form of a secured interest in the inventory being financed.

      o     Advertising.

      We intend to advertise our "venture" lending, inventory lending and equipment leasing programs to Internet, Web, e-commerce and software companies by placing advertisements in publications which are aimed at such industries, such as, the Silicon Alley Reporter, New York Software Industry News, Boston Software Industry News and Crain's New York. In addition, our own Web site will advertise the financing products we will offer.

      Assuming the availability of adequate funding, we intend to stay abreast of changes in the marketplace by ensuring that we remain in the field where clients and competitors can be observed firsthand. We believe that the loyalty of these clients can be maintained through a continuous presence, relationship building and professional service.

      We will attempt to maintain diversity within our client base in order to decrease our exposure to downturns or volatility in any particular company or any particular segment in these industries. As part of this client selection strategy, we will offer services to clients which, in our opinion, have a solid business plan and experienced management.

Reporting

      As a reporting company, we are required to file quarterly unaudited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file on Form 8-K under certain specified conditions.

Industry Regulation

      As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Current and Proposed Staffing

      o Currently, Mr. Cohen and Mr. Hamel will devote part-time efforts to the business of the Company until such time as this Offering is complete. At the present time, we believe such part-time efforts by the two officers will be sufficient to complete this Offering and seek and close sources of credit line financing to facilitate equipment leasing transactions with clients and to market the services of the Company. Their current efforts have been devoted to planning for this offering and seeking sources of credit line financing. It is anticipated that after the Company acquires clients, either or both Messers. Cohen and Hamel will need to become employed by the Company on a full-time basis, Additionally, at such time, the Company expects to have to employ clerical, administrative and additional sales personnel.

      o Minimal Employees; No Monetary Compensation

      As of April 30, 2001, Mr. Cohen and Mr. Hamel were our only part-time employees. We have had no other employees since our organization. In addition, Mr. Cohen and Mr. Hamel (sole executive officers and directors) have served in those positions without compensation from inception to the present. If we sell the maximum shares offered, it is anticipated that these individuals will receive reasonable salaries for services as executive officers. Mr. Cohen and Mr. Hamel were compensated, in the form of company common stock, for specialized services, including the preparation of a business plan and the performance of consulting services.

      o Additional Personnel

      It is expected that additional personnel will be employed to assist in operations and financial management. We have also identified several people that are candidates for key positions within the organization. We have discussed opportunities with some of these individuals and intend to actively recruit them upon funding. Management recognizes that their expertise and experience is essential to the success of the business. In addition, we intend to also continue to expand our business and finance advisors.

      It is generally anticipated that any future employees will devote full time to the company. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation these employees for their services.

Management

      The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information which follows. Unless otherwise indicated in the footnotes to the table, (1) the following individuals have sole voting and sole investment control with respect to the shares they beneficially own and (2) the address of each beneficial owner listed below is c/o Capital Machine, Inc., 370 Lexington Avenue, 19th Floor, New York, NY 10017

Name and Address                         Position
----------------                         ------------------------------
Mark Cohen                               President, Secretary, Chief
                                         Executive Officer and Director

Jonathan Hamel                           Vice President and Director

      All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Cohen and Hamel as officers/director, there are no other individuals whose activities will be material to our operations at this time.

Officers

      Mark Cohen, age 47, has served as the President, Treasurer and Director of the Company since its inception. As such, he acts as the CEO and principal accounting officer. Mr. Cohen is a graduate of Queens College in 1967 and the Syracuse University College of Law in 1970. Since 1977, Mr. Cohen has been a Registered Representative and worked as a stock broker for a number of well-known brokerage firms. Presently, he is President of Alert Capital, LLC , which provides consulting services to companies seeking to raise capital. In 1998, Mr. Cohen personally filed for the protection of the federal bankruptcy laws as a result of his temporary inability to pay debts Mr. Cohen had incurred as a result of an unrelated business transaction.

      Jonathan Hamel, age 36, has served as the Vice President and Director of the Company since its inception, Mr. Hamel is a graduate of Hunter College in 1985. Since 1990, Mr. Hamel has been a Registered Representative and has previously worked for brokerage houses such as Fahenstock & Co., Pennsylvania Merchant Group and Spencer Trask. Currently, Mr. Hamel works as an independent consultant to companies on matters relating to financing, capitalization and corporate and partnership structure.

Directors

      (See "Officers" above.)

Remuneration and Employment Contracts

      500,000 shares of common stock were issued to both Mr. Mark Cohen and Mr. Jonathan Hamel. Except for the described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of our officers for their services.

Compensation of Directors

      Presently, no members of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. As we add independent directors, we expect to implement a directors compensation plan including a director stock option plan.

Employee Benefits

      We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

      We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors may grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then-current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 Shares will be reserved.

      We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan such as a 401(k) retirement plan and that we will implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying Shares on the date of their grant.

Litigation

      There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Mark Cohen, Mr. Jonathan Hamel or the Company.

Securities Ownership of Certain Owners and the Principal Shareholders

      The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of April 30, 2001, regarding the ownership of common stock by each shareholder known to be the owner of more than 10% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                    Prior to Offering (1)                   After the Offering
                                                             Minimum                  Maximum
                                                             (2)                      (3)
Name of Beneficial Owner:           Number         %         Number         %         Number         %
-------------------------           ------         ---       ------         ---       ------         ---
Mark Cohen (4)                        500,000      24.6%       500,000      23.5%       500,000      12.4%
Jonathan Hamel (4)                    500,000      24.6%       500,000      23.5%       500,000      12.4%
Stuart Davis                          500,000      24.6%       500,000      23.5%       500,000      12.4%
Richard David                         500,000      24.6%       500,000      23.5%       500,000      12.4%
All Directors, Officers and 10%
Shareholders as a Group             2,000,000      98.4%     2,000,000        94%     2,000,000      49.6%
All Beneficial Owners as a
Group                               2,025,000       100%     2,125,000       100%     4,025,000       100%

(1)   Reflects total outstanding Shares of 2,025,000 as of April 30 , 2001.
(2) Assumes issuance and sale of 100,000 Shares of the Company during this Offering Period (the "minimum" offering) in addition to the 2,025,000 Shares outstanding as of April 30, 2001, an aggregate 2,125,000 Shares.
(3) Assumes issuance and sale of 2,000,000 Shares of the Company's during this Offering Period (the "maximum" offering) in addition to the 2,025,000 Shares outstanding as April 30, 2001, an aggregate 4,025,000Shares.
(4)   Sole executives and directors of the Company.

Safe Harbor

      Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

                        Recent Accounting Pronouncements

      We are aware of all recently issued accounting statements which impact on our financial statements as of April 30, 2001.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

      Since inception, we have conducted minimal business operations except for organizational activities and activities related to securing third-party equipment leasing and financing sources. We have has no revenues due to the fact that we have yet to commence lending operations. Total company operations and operating expenses as of April 30, 2001 were $1,500.00.

      If we are unable to generate sufficient revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings. Depending upon the amount of any revenue generated by operations and the proceeds from this Offering, we believe we will be able to satisfy our cash requirements for the next 6-9 months without raising funds via debt or equity financing or from third party funding sources. Accordingly, we expect to need to raise additional funds in the next 6 months, if only a minimal amount of revenue is generated .

      Upon the completion of this Offering, we will need to lease office space and computer equipment..

Financial Condition, Capital Resources and Liquidity

      o     General

      1. At April 31,2001, we maintained $2,500 of assets with no liabilities.

      2. Since inception, we have received $4,000 in cash as payment for the issuance of shares.

      3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

      4. Management expects to continue to have minimal working capital until the completion of this Offering.

      Even though we believe we will obtain sufficient capital from the Offering with which to implement our business plan, we may require an additional infusion of capital. within the next 12 months. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

Net Operating Losses

      We have a net operating loss of $1,500.00 from inception through April 30, 2001.

                        Absence of Current Public Market

      There is no current public trading market for the shares. While we intend to qualify the shares for quotation on the NASDAQ Bulletin Board on the same date we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

                              Description of Stock

      We are authorized to issue 100,000,000 shares of common stock, $0.001 par value. The issued and outstanding shares of common stock being registered are validly issued, fully paid and non-assessable. The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine.

      All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Preferred Stock

      We are authorized to issue 1,000,000 shares of preferred stock, $0.001 par value. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

      We will serve as our own transfer agent and registrar of the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain High Country Stock Transfer, 3551 S. Monaco Parkway, Suite 196, Denver, CO 80237.

Directors and Officers' Indemnification and Insurance

      Our Articles of Incorporation and our By-laws limit the liability of directors and officers to the maximum extent permitted by the General Corporate Law of Delaware. We canny no director or officer liability insurance.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Under the General Corporate Law of Delaware, we have broad powers to indemnify our officers and directors against liabilities they may incur in such capacities. Our bylaws also provide for mandatory indemnification of our directors and executive officers to the fullest extent permissible under Delaware law.

      Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission and is, therefore, unenforceable.

      We have no underwriting agreement and therefore no provision for indemnification of officers and directors in an underwriting by a broker dealer.

Subscription Procedure

      In order to purchase shares:

      1. An investor must complete and sign copy of the subscription agreement and power of attorney.

      2. Checks (which should be at least $500) should be made payable as follows: Capital Machine, Inc.. -- Attorney Escrow Account

      3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

            Ellenoff, Grossman, Schole & Cyruli, LLP
            Attn: Paul Goodman, Esq.
            370 Lexington Avenue
            New York, NY 10017

      You must indicate in the subscription agreement your classification of net worth as defined in "Prospectus Summary." Under the securities laws of certain states, residents of those states may be subject to higher standards. In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

      To the extent practicable, the funds held in the escrow account during the initial offering period will be invested at the direction of management in short-term U.S. Treasury securities and other high quality interest-earning obligations. Unless the minimum is not achieved, all interest earned during the Initial Offering Period on the proceeds of the subscriptions held in the account will be retained. All interest from funds held in escrow during the continuous offering period will be retained by the Company.

ERISA Considerations

      Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

      The validity of Shares being offered by this prospectus will be passed upon for the Company by Ellenoff, Grossman, Schole & Cyruli, LLP, New York, New York

                                     Experts

      The financial statements included in this prospectus and in the registration statement have been audited by Feldman Sherb & Co., P.C., independent certified public accountants. Their report contains information regarding our ability to continue doing business.

                              Available Information

      We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:

Main Office:                        Regional Offices:

450 Fifth Street, N.W.,             Seven World Trade Center, 13th Floor,
Washington, D.C. 2054               New York, New York 10048

                                    500 West Madison, Suite 1400,
                                    Chicago, Illinois 60601

      Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

      For further information about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

                                   APPENDIX I

                                    EXHIBIT A

                             SUBSCRIPTION AGREEMENT

Capital Machine, Inc.
Attn: Mark Cohen, President
370 Lexington Avenue
19th Floor
New York, New York 10017

      By executing this Subscription Agreement (the "Subscription Agreement") of Capital Machine, Inc. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum in $500 increments) representing the purchase of _____ Shares at $0.50 per Share. Subscriptions, whether checks or wire transfers, should be made payable to Capital Machine, Inc. -- Attorney Escrow Account and forwarded to the Escrow Agent, Ellenoff, Grossman, Schole & Cyruli, LLP (Attn: Paul Goodman, Esq.), 370 Lexington Avenue, New York, NY 10017. If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

      Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000.

Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY. YOU SHOULD BE AWARE THAT THE DISCLOSURES MADE MAY BE USED AS A DEFENSE IF PROCEEDINGS ARE BROUGHT BY SHAREHOLDERS RELATING TO THE COMPANY.

Representations and Warranties

      Purchaser makes the following representations and warranties in order to permit the Company to determine his suitability as a purchaser of Shares:

      (1) The undersigned has received the Company's Prospectus and the exhibits thereto.

      (2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

      (3) The undersigned is reminded that:

      (a) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

      (b) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the Offering described in the Prospectus.

      (c) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

      (d) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

      (e) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

      (4) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

      The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

      The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

      By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

      (1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

      (2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

      (3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)

      (4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.

      This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. The undersigned is the following kind of entity (please check):

|_| Individual               |_| IRA
|_| Joint Account - JTWROS   |_| Pension Plan
|_| Joint Account - TENCOM   |_| Trust
|_| UGMA (Gift to Minor)     |_| Non-Profit Organization
|_| Partnership              |_| Employee of NASD member firm
|_| Corporation              |_| Other (Specify)

Dated this ____ day of ______ 2001


Mr./Ms. __________________________      ________________________________
   Purchaser's Name                     Social Security or Tax ID#


Mr./Ms. __________________________      ________________________________
   Name of Second Purchaser             Date of Birth of First Purchaser

__________________________________      (   )___________________________
Street Address of First Purchaser              Business Phone (Day)

__________________________________      (   )___________________________
City State and Zip Code                        Home Phone

__________________________________      ________________________________
Signature of First Purchaser            Email address (if applicable)
(Individual, Custodian or Officer
or Partner of Entity)


____________________________________________________
Signature of Second Purchaser (if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                              CAPITAL MACHINE, INC.
                          (A Development Stage Company)

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                       ---------

Independent Auditors'
Report .................................................                  F-1

Balance
Sheet ..................................................                  F-2

Statement of
Operations .............................................                  F-3

Statement of Stockholders'
Equity .................................................                  F-4

Statement of Cash
Flows ..................................................                  F-5

Notes to Financial
Statements .............................................               F-6 - F-7

                          Independent Auditors' Report

To the Shareholders of
Capital Machine, Inc.

We have audited the accompanying balance sheet of Capital Machine, Inc, (A Development Stage Company), as of April 30, 2001, and the related statements of operations, stockholders equity, and cash flows for the period from July 26, 2000 (inception) to April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Machine, Inc. (A Development Stage Company) as of April 30, 2001, and the results of its operations and its cash flows for the period from July 26, 2000 (inception) to April 30, 2001, in conformity with generally accepted accounting principles.


                                        /s/ Feldman Sherb & Co., P.C.
                                            Feldman Sherb & Co., P.C.
                                            Certified Public Accountants

New York, New York
May 10, 2001

                              CAPITAL MACHINE, INC.

                          (A Development Stage Company)

                                  BALANCE SHEET

                                 APRIL 30, 2001

                                     ASSETS

Cash                                                                    $ 2,500
                                                                        =======

                              STOCKHOLDERS' EQUITY

 Preferred stock, $.001 par value, 1,000,000 shares authorized,
      none issued or outstanding                                        $    --
 Common stock, $.001 par value, 100,000,000 shares authorized,
      2,025,000 shares issued and outstanding                             2,025
 Additional paid-in capital                                               1,975
 Deficit accumulated during the development stage                        (1,500)
                                                                        -------

                                                                        $ 2,500
                                                                        =======

                        See notes to financial statements

                              CAPITAL MACHINE, INC.

                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

         FOR THE PERIOD FROM JULY 26, 2000 (INCEPTION) TO APRIL 30, 2001

REVENUES                                                            $        --

GENERAL AND ADMINISTRATIVE                                                1,500
                                                                    -----------

NET LOSS                                                            $    (1,500)
                                                                    ===========

LOSS PER SHARE, basic and diluted                                   $     (0.00)
                                                                    ===========

WEIGHTED AVERAGE NUMBER OF COMMON STOCK
    OUTSTANDING, basic and diluted                                    2,025,000
                                                                    ===========

                        See notes to financial statements

                              CAPITAL MACHINE, INC.

                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                               Deficit
                                                  Common Stock                               Accumulated           Total
                              Price per    -------------------------        Additional        During the       Stockholders'
                                Share       Shares            Amount     Paid-in Capital  Development Stage       Equity
                              ---------    ---------          ------     ---------------  -----------------    -------------
 Balance, July 26, 2000
  (inception)                $      --            --          $   --          $   --           $    --           $    --

 Issuance of common stock        0.001     1,025,000           1,025              --                --             1,025

 Issuance of common stock     0.002975     1,000,000           1,000           1,975                --             2,975

 Net loss                                         --              --              --            (1,500)           (1,500)
                                           ---------          ------          ------           -------           -------

 Balance, April 30, 2001                   2,025,000          $2,025          $1,975           $(1,500)          $ 2,500
                                           =========          ======          ======           =======           =======

                        See notes to financial statements

                              CAPITAL MACHINE, INC.

                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

         FOR THE PERIOD FROM JULY 26, 2000 (INCEPTION) TO APRIL 30, 2001

CASH FLOW FROM OPERATING ACTIVITY:
    Net loss                                                            $(1,500)
                                                                        -------

CASH USED IN OPERATING ACTIVITY                                          (1,500)
                                                                        -------

CASH FLOW FROM FINANCING ACTIVITY:
    Proceeds from the sale of common stock                                4,000
                                                                        -------

CASH PROVIDED BY FINANCING ACTIVITY                                       4,000
                                                                        -------

NET INCREASE IN CASH                                                      2,500

CASH AT BEGINNING OF PERIOD                                                  --
                                                                        -------

CASH AT END OF PERIOD                                                   $ 2,500
                                                                        =======

                        See notes to financial statements

                              CAPITAL MACHINE, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

1.    FORMATION OF COMPANY

      Capital Machine, Inc. (the "Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No 7. The Company was incorporated under the laws of the State of Delaware on July 26, 2000. The Company's future operations will be in the business of providing financing or arranging for financing for companies in the software, new media and e-commerce industries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expense during the reported period. Actual results could differ from those estimates.

      b. Loss Per Share - The Company has adopted the provisions Statement of Financial Accounting Standard No. 128, "Earnings per share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income
            (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents.

            For all periods presented, diluted net loss per share was the same as basic net loss per share since the Company did not have common stock equivalents.

      c. Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes as set forth in FASB Statement No.109, "Accounting for Income Taxes". Under the asset and liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

3.    CONCENTRATION OF CREDIT RISK

      The Company maintains cash balances at a commercial bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

--------------------------------------------------------------------------------
No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS

Descriptive Title

Prospectus Summary
Summary Financial Data
Risk Factors
Related Party Transactions
Fiduciary Responsibility of the
  Company's Management
Selling Shareholders
Application of Proceeds
Dilution
The Company
Management's
Absence of Current Public Market
  And Dividend Policy
Description of Capital Stock
ERISA Considerations
Legal Matters
Experts
Available Information
Appendix I (Financial Statements)
Exhibit A - Subscription Agreement
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        $50,000 - $1,000,000 of Shares of
                         Common Stock at $0.50 per share

                    Selling Shareholders May Also Be Selling
                            800,000 Additional Shares

                              CAPITAL MACHINE, INC.

                                   ----------

                                   PROSPECTUS

                                   ----------

                                 April 30, 2001

Until June ___, 2001 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers

Reference is made to "Fiduciary Responsibility of Registrant's Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approves such indemnification after being appraised of relevant regulatory positions on indemnification.

Item 2. Other Expenses of Issuance and Distribution.

      Set forth below is an estimate of the approximate amount of the fees and expenses paid by the Registrant and affiliates as described in the Prospectus.

                                                          Approximate Amount
                                                       Minimum          Maximum
Securities and Exchange Commission
Registration fee                                      $   500.00      $   500.00
Printing Expenses                                       1,700.00        4,000.00
Accounting fees and expense                             2,500.00        4,000.00
EDGAR Fees                                              2,000.00        2,000.00
Blue Sky filing fees                                    1,500.00        5,000.00
Legal (including Blue Sky) fees                         7,500.00       25,700.00
Miscellaneous expenses                                  1,000.00        1,000.00
                                                      ----------      ----------
TOTAL                                                 $16,700.00      $42,200.00
                                                      ==========      ==========

Item 3. Undertakings

A. Certificates: Inapplicable

B. Rule 415 Offering

      The undersigned Registrant hereby undertakes

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C. Request for Acceleration of Effective Date

      The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D. Indemnification

            Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

            In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E. Rule 430A

            The undersigned Registrant will:

      (1) For determining any liability under the Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule 424(b)
            (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

      (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Item 4. Recent Sales of Unregistered Securities

      There has been no established public trading market for the Registrant's common stock since its inception on July 26, 2000. As of April 30, 2001, Registrant had five shareholders of record owning its 2,025,000 outstanding shares of common stock.

      On July 27, 2000, Registrant sold 500,000 shares of restricted common stock to Mr. Mark Cohen, the President and Treasurer of Registrant at a price of $.001 per share.

      On July 27, 2000, Registrant sold 500,000 shares of restricted common stock to Mr. Jonathan Hamel, the Vice President and Secretary of Registrant at a price of $.001 per share.

      On July 27, 2000, Registrant sold 25,000 shares of restricted common stock to Paul Goodman at a price of $.001 per share.

      On July 27, 2000, Registrant sold 1,000,000 shares of restricted common stock to two individuals for a total of $2,975.00.

      Each of the sales listed above was made either for cash or for services. Sales for which the consideration was services were made in reliance upon the exemption from registration provided by Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933. Sales for which the consideration was cash were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The persons who acquired shares for services, and the Subscription Agreement and Investment Representations executed by persons who acquired shares for cash, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5. Index to Exhibits

(a)(1) Financial Statements -- Included in Prospectus:

       Independent Certified Public Accountants' Report.

       Balance Sheet as of April 30, 2001

       Statement of Changes in Shareholder's Equity for the Period July 26, 2000 (Date of Formation) through April 30, 2001.

       Notes to Financial Statements.

(a)(2) Included Separately from Prospectus:

       Consent of Independent Public Accountants.

(b) Exhibits:

3.1    Certificate of Incorporation of Registrant.

3.2    Bylaws of Registrant

3.3    Form of Stock Certificate

3.4 Subscription Agreement and Power of Attorney (attached to the Prospectus as Exhibit A).

5.1    Opinion of Counsel as to the legality of the Shares.

24.1   Consent of Counsel (Ellenoff, Grossman, Schole & Cyruli, LLP).

24.2   Consent of Auditors (Feldman Sherb & Co., P.C).

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of April, 2001.

                                        Capital Machine, Inc.


                                        By: /s/ Mark Cohen
                                        ----------------------------------------
                                        Mark Cohen, President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures                   Title                                Date


 /s/Mark Cohen                                                    April 30, 2001
-----------------------
Mark Cohen                   President, CEO, Treasurer,
                             Chief Financial Officer and Director


/s/ Jonathan Hamel
-----------------------
Jonathan Hamel               Vice President, Secretary            April 30, 2001
                             and Director